Exhibit 21.1

LIST OF SUBSIDIARIES OF

EVO PAYMENTS, INC.

SUBSIDIARY	JURISDICTION OF INCORPORATION OR ORGANIZATION
EVO Payments International Acquisition GmbH	Germany
EVO Payments International GmbH	Germany
EVO Payments International Holding GmbH & Co. KG	Germany
EVO Payments Mexico , S. de R.L. de C.V.	Mexico
Centrum Elektronicznych Usług Płatniczych eService Sp. z.o.o.	Poland
Universalpay, Entidad De Pago, S.L.	Spain
EVO Payments International UK Ltd.	United Kingdom
Encore Payment Systems, LLC	Delaware
EVO International Europe, LLC	Delaware
EVO Investco, LLC	Delaware
EVO Merchant Services, LLC	Delaware
EVO NA Holdings 1 LLC	Delaware
EVO Payments International, LLC	Delaware
PowerPay, LLC	Maine
Sterling Payment Technologies, LLC	Florida